Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

Absolute Return Podcast

Julian Klymochko: We got a from Alan from D-Wave on the show today, going to give us a deep dive into quantum computing, a super exciting new technological innovation. So, Alan, welcome to the show. How are you today?

Alan Baratz: Thanks Julian. It’s a pleasure for me to be here and I’m doing great.

Julian Klymochko: Awesome to hear. Let’s kick things off with a bit of a primer on quantum computing. What is it in your words and why do you think it’s so important?

Alan Baratz: So, quantum computing is simply the use of quantum mechanical effects. Things like super position, entanglement, tunneling to be able to solve hard, computational problems, much faster than they can be solved using existing computers. And the opportunity for quantum computing is huge, both for what I’ll call evolutionary applications. These are applications that business are running today, but they’re hard computational problems. And so today what businesses do is, they use heuristics to try to get good enough solutions, but with quantum computing, they’ll actually be able to get optimal solutions, best possible solutions to those problems. So, it’s going to be great for evolutionary applications, but it’s also going to be amazing for revolutionary applications. These are applications that are not even computable today. So, these are things like global weather modeling for disaster prediction or the development of designer drugs, so that you can take a drug that’s targeted to exactly your condition and your set of ailments. And that’s where quantum computing’s really going to be providing phenomenal advances for society and the environment as well as for businesses.

Julian Klymochko: No, the way that I understand it in terms of use cases is it can speed up computing by an order of magnitude, such that if you have this process, that’s going to take months to calculate for a certain real world use case, as you’ve indicated. Simulating the effect of pharmaceuticals or something of that nature, it can do it in a matter of minutes. Is that correct?

Alan Baratz: Exactly right. It’s very significant speedups like that. So, for example, on our quantum computer and D-Wave is the first and frankly only commercial quantum computing company. And what I mean by that is we have over two dozen Forbes, Global 2000 customers using our quantum computer today to solve real business problems. And frankly, we’re the only quantum computing company that is commercial in that sense. All the other quantum computing companies are basically taking government funding working with educational institutions and research labs to help them build their quantum computers. But at D-Wave, we are the only ones that have commercial quantum computers today, where our customers are basically using us to improve their business operations. And we’ve been able to demonstrate speedups on our system on real world problems of up to 3 million times faster than what can be done classically.

Julian Klymochko: 3 million is quite the step up and performance.

Alan Baratz: Yeah, several orders of magnitude over classical.

Julian Klymochko: No doubt. And I did want to get quick overview from you on some of these key terms we’re talking about quantum. I noticed that the stock ticker that you’re going to go with is QBTS Cubits. Can you describe how quantum computing works from the layman’s perspective?

Alan Baratz: Sure. So, let’s start with the existing classical computers. They store information as bits where a bit can be either a zero or a one at any given point in time. And what this means is that what classical computers are doing when they try to solve a problem is they’re basically searching for are the optimal solution by exploring one solution after the next, until they get to the optimal solution. Because at any given point in time, since the bits are all zero or one, they’re looking at a particular solution. Quantum computers use cubits. Cubits can be in the state zero and, and one simultaneously. And what this means is that a quantum computer can effectively see multiple solutions at the same time. And as the result more quickly search through to find the optimal solution.

Julian Klymochko: So, all we got to do is believe you that it can be 3 million times faster instead of getting into [laugh] the technicality.

Alan Baratz: You don’t have to just believe me. That 3 million times speed up was published in peer reviewed nature communications. That was a magnetic materials phase transition. I won’t get into the details around the computation, but the theory behind it won the Nobel Prize back in 2016. And we’ve been able to perform that computation on our quantum computer 3 million times faster than it can be performed using classical computers.

Julian Klymochko: Yeah. So, we just got to trust the technology just as we trust in iPhone to work without knowing all the details. That being said. D-Wave the company has been around a long time. Founded in 1999. You joined nearly five years ago. I was wondering throughout the company’s history or at least your tenure there, can you talk about any technological breakthroughs that have happened or has it been the same idea that you sort of incrementally developed over time or any sort of aha moments that really elevated the business?

Alan Baratz: Yeah. There have been many, many technological breakthroughs, so first of all. I joined the company because I wanted to be at the forefront of driving the next wave in computing. And when I visited D-Wave, I saw that they had a spectacular team and amazing technology in addition to being the first commercial quantum computing company. So, when I talk about that amazing technology you know, what I’m talking about is the fact that D-Wave has now delivered five generations of quantum computer. Starting at, you know, 16 cubits. And now we’re at over 5,000 cubits. So, we talked about qubits a minute ago is that, you know, unit of storage where bits can be in both the state zero and one at the same time, we now have systems with over 5,000 cubits. If you compare that to our competitors, they’re all at about 50 cubits.

So significantly larger quantum computers than any of our competitors. And with these quantum computers, we’ve gone from being able to show a 10X or a 100X speed up to now being able to show over a 3 million time speed up on our quantum computers. As far as the technological breakthroughs are concerned, we have over 200 U.S. granted patents and over a hundred in process worldwide. So, we have a very extensive IP portfolio. We have had to solve, frankly, you know, very, very, hard, fundamentally, hard problems in areas that include super conducting circuit fabrication. So, we use super conducting technology which basically means that our quantum computer chips run at roughly 10 millikelvin, which is colder than inner stellar space

Julian Klymochko: Wow.

Alan Baratz: And by running a temperature and using materials that super conducted that temperature. Essentially, we consume no power when we’re running our quantum computers. So, they’re also very energy efficient, but nonetheless, we’ve been able to develop the ability to fabricate these superconducting cubits with high density. So, 5,000 cubits on a chip. We’re the only ones that can do that today. Moreover, our chips contain not just the cubits, but they also contain control. These are things like addressing and pipelining to be able to quickly program the system and read out the results quickly. Nobody else in the quantum industry does this. We’re the only ones that have control on the same chip as the cubits. Everybody else has control either on a different card or separate electronics rending at room temperature. We’re the only ones that have control on the same chip as the cubic. And this is very, very challenging to do. And we’ve been able to do that. We’ve also developed significant software and software advances.

For example, we were the first company in the world to build a quantum cloud service that allowed real time access to the quantum computer. And even today, ours is the only quantum computer for which you can get real time access. We’ve also developed hybrid solvers. This is the use of classical computers together with our quantum computer. And when they work together, they’re actually able to solve the problems even better than when you’re using just the quantum computer alone. So, whether we’re talking about super conducting circuit fabrication or quantum circuit design, or managing I/O, input /output or you know, real time access to the quantum computers or hybrid solvers, these are all areas where D-Wave has developed groundbreaking technology and they’re all elements of our IP portfolio.

Julian Klymochko: Yeah, clearly the technology is just bleeding edge stuff. Now translating that from the technical theoretical to the real world, in terms of use cases and applications. Can you give us some examples of where customers are using this presently and where they could use it in the future?

Alan Baratz: Yeah, and that’s the most exciting part of what we’re doing is that, now that we are at 5,000 cubits, we’re able to support real world business problems at scale. So, for example we’ve helped a customer in the grocery industry do employee scheduling. They came to us in a height of the pandemic and basically what they found was that the additional constraints and requirements that were being placed on the business as a result of the pandemic were making it more and more complicated to do the scheduling. In fact, it was taking them up to 25 hours per location per week.

Julian Klymochko: Wow.

Alan Baratz: To do the scheduling. Using our system. They’re now able to do the scheduling in less than two minutes per location per week. Another scheduling example is with Volkswagen. Volkswagen has used our system to schedule the painting of their vehicles. So, this is in the back end of the manufacturing process when you need to paint the vehicles. And basically, what you want to do is schedule the painting of the vehicles to minimize paint changes. And the reason why you want to do this. Every time there’s a paint change, it slows down the process and it introduces waste. Well using our system, they’ve been able to develop schedules that will allow them to paint up to five times more vehicles per change over the schedules that they were creating using their internal algorithms on classical systems. So, these are a couple of examples of optimization problems in the scheduling arena. If we go to finance, we’ve got a customer that has been using our technology in a machine learning application to do fraud detection. We’ve got a couple of customers, in fact, BBVA and [Inaudible 00:12:55] in Europe that have used our system for a portfolio optimization, but not straight portfolio optimization. This is portfolio optimization while at the same time managing or reducing risks. And we’ve also got applications in the pharma area. We’ve got customers like GlaxoSmithKline that have used our system to do code on mapping and R&A folding applications. We’ve got another customer that has used our system to do peptide design. In fact, these peptides have been used to synthesize COVID therapeutics that are in animal trials. So, you know, like I said, we’ve got over two dozen global 2000 customers and they’re working on real world applications.

Julian Klymochko: I was wondering about the total addressable market in the investor presentation. It does have an estimate from consulting firm, BCG of a total addressable market of 850 billion 2040. Can you describe the development of this market and what supporters of the company can expect?

Alan Baratz: Yeah, so first of all. BCG puts the Tam at 2 to 5 billion in the near term. Growing to 450 to 850 billion in roughly the 20 plus year timeframe. So, call it 2040, as you said. However, they estimate that about 20% of that is what’s available to the quantum computing system, software and services providers, that’s us and the other quantum companies. So, for the quantum industry, if you like, it’s roughly a billion in the near term growing to call it 150 billion in the roughly 20-year timeframe. So, you might ask, well, what’s all the rest of it? If it’s 150 billion in 2040 for the quantum industry, that’s the value that our customers will be getting from using quantum. So, yeah, quantum is going to be very valuable across many different industries. The market opportunity for quantum computing companies like ours is, you know, a billion to a couple billion in the near term, going to roughly 150 billion longer terms.

But to break that apart a little bit, BCG divides that across four technology areas, those four areas are optimization. That’s solving problems like the ones I was describing, scheduling or autonomous vehicle routing or manufacturing plant for improvement or packing for container ships. These are all optimization problems. The second area is what they call linear algebra. This is basically machine learning.

Julian Klymochko: Yep.

Alan Baratz: The third area is what they call factorization, that’s crypto. And the fourth area is what they call differential equations. This is quantum chemistry and computational fluid dynamics, and they roughly estimate that about a quarter of the total market will fall into each of those four areas, optimization, linear algebra, factor and differential equations. However, there’s something really interesting that we all in the industry learned in the middle of last year that I need to spend a minute on. I need to take a step back. There are two primary approaches to quantum computing. One is called Annealing quantum computing, and the other is called Gate Model quantum computing. And I’m not going to get into the technological differences between them or how they work. But I will say that what we learned in the middle of last year is that only Annealing can deliver speedups on optimization problems. Gate Model is unlikely to ever deliver speedups on optimization problems. And the reason is, Gate Model systems require classical compute overhead to help them solve the optimization problem. And what we now know is that classical compute is so costly that it far outweighs any of the benefits of the underlying quantum computer, but this is not true for Annealing quantum computers. So, what that means is, that Annealing is, and likely always will be the quantum workhorse when it comes to optimization problems.

Well, here’s what’s really cool about that. Only D-Wave builds Annealing quantum computers, everybody else is building Gate Model systems. What this means is that only D-Wave can address the optimization portion of the Tam. That’s a huge piece of the Tam. At least a quarter of the Tam is available to D-Wave exclusively. We’re the only ones that can go after that. Now Annealing can also go after, you know, linear algebra machine learning and factorization crypto, but there is one area that Annealing cannot go after, which is differential equations for quantum chemistry and computational fluid dynamic. That is the domain of Gate Model systems. However, several months ago at D-Wave, we announced that in addition to our ongoing roadmap for enhancing our Annealing quantum computers, we are now also building Gate Model quantum computers. What this means is that D-Wave is the only company in the world building both Annealing and Gate. And as a result, we will be the only company in the world that can address the full set of customer use cases and the full Tam for quantum computing.

Julian Klymochko: It’s a really unique insight. And I appreciate you discussing one of the key competitive advantages that D-Wave has above and beyond its competitors, because we have seen a couple quantum computing companies either already go public or announced plans to go public. Is there anything else from an investor’s standpoint on why they should consider D-Wave over some of your competitors?

Alan Baratz: Yeah. So first of all, I mean, I think it’s great that two quantum computing companies have already gone public through deSPAC transaction and, you know, we’re excited about being the third, I think that’s great validation for the quantum industry, but we’ve got the first mover advantage when it comes to commercial, because we are the only ones that have a system that can solve real world problems today because we are the only ones that can solve the optimization. They can address the optimization portion of the Tam, which arguable represents most of the important, hard problems that businesses need to solve. We will have that first mover advantage when it comes to signing up customers and getting them on quantum. And then as we bring our gate model systems to market, it’s just an upsell for us to another application for our customers. And we think that’s a very powerful strategic model for us that will leave us extremely well positioned in the marketplace.

Michael Kesslering: Absolutely. And in terms of R&D, I think I saw in your investor presentation that approximately 70% of your employees are focused on the R&D side of the business. And within that 70%, where’s the focus? Is it more so on the application side or more so on the platform side and building a stronger platform?

Alan Baratz: Yeah, so we need to keep in mind that we were not even at the point where we could solve commercial scale applications until we delivered our 5,000 cubic processor about a year ago. And so, for many years at D-Wave, that really has been about R&D with those generations of systems that we’ve been bringing out to market so that our customers could gain experience with them and experiment with them. But a year ago when we got to the 5,000-cubit system. That allowed us to start the transition to commercial. What that means is that we are now also beginning a far more significant round of investment in go to market and a significant portion of the funds from the deSPAC transaction will go into building that go to market capability. So today we do have a direct sales organization in addition to reseller partners. Firms like Accenture or Deloitte that we are working with or AWS that we are working with. We also have a professional services organization that helps our customers understand which application can most benefit from quantum and how to build out those applications. And while these organizations are you know, relatively small today so, you know, on the order of 10 to 15 people, each for direct sales and professional services, we will be making a significant investment in those organizations as a part of the deSPAC and the increased funding that the company is expected to receive through that transaction.

Julian Klymochko: Now, one thing that always worries me with new technology, especially quantum computing, is the effect on many of the systems that we already we have and use. You mentioned cryptocurrency and the applications there, obviously cryptography is a big basis of many things that we do, online, on the internet, decentralized finance, even passwords. My God, everyone has a ton of passwords. Is there risk that a lot of the security or the basis and the core features of cryptocurrencies, will those be put at risk from a security standpoint, with the development of quantum computing?

Alan Baratz: So not anytime soon. And I say that because you know, there’s been a fair amount of analysis done by academics and others on what it will take to be able to factor a 2000 bit semi prime number. Semi prime means a product of two large primes, which is what you need to be able to do to break RSA, to break cryptography our current crypto schemes. So, and 2000 bit is kind of state of the art. So, what we believe at this point in time is that if you want to break RSA, if you want to factor a 2000 bit semi prime, depending on which technology you’re using. Super conducting, trapped ions photonics, if you’re using super conducting technology, it’s going to take about 20 million cubits.

Julian Klymochko: Oh, wow.

Alan Baratz: If you’re using an ion trap system, it could take a billion cubits. Well, where are we today? You know, well, D-Wave is at 5,000 qubits, but most companies are at 30, 40 or 50 cubits. So even if you were to double every two years, we’re talking 20 plus.

Julian Klymochko: Right.

Alan Baratz: To get to the point where we have this capability. So that’s why I say not any time soon, but yes, we will get to that point. And that’s why even today a lot of you know, academics and some companies are working on what’s called quantum safe cryptography. So, these are algorithms designed specifically to be resistant to quantum attacks. And it’ll take a little bit of time to get there, but we have a little bit of time.

Julian Klymochko: Well, it’s nice to see smart people on that. Now, speaking of more positive things in the future, Allen, before letting you go, one last question, what is the coolest potential future application of quantum computing that has not been created yet?

Alan Baratz: Yeah, so you know, there are several, right. But I’ll tell you, my favorite. I mentioned designer drugs so that you get the drug design specifically for you as an individual. I mention global weather modeling for better disaster protection, but one that I like, and a lot of folks are looking into it is new battery materials. I hate to have to charge my iPhone and my iPad. It just, you know, drives me crazy to constantly being needing to plug it in. I love a battery that lasts a year or more, and, you know, there’s the potential to be able to deliver on capabilities like that, which I think is really exciting and game changing

Julian Klymochko: Something to look forward to. Another thing, to look for too.

Alan Baratz: Exactly.

Julian Klymochko: Another thing to look forward to the going public transaction. So, D-Wave recently announced a SPAC merger. The ticker of that is XPOA. And once the deal completes the new ticker symbol will be QBTS. So that’s super exciting news, Alan, excited for you and the company. And thank you for sharing all of that with us on the show today.

Alan Baratz: Julian, Mike, thank you. I really appreciate the opportunity.

Julian Klymochko: Wishing you the best of luck. Take care.

Alan Baratz: Thank you.

Julian Klymochko: Bye.

Alan Baratz: You too.

Important Information About the Proposed Transaction and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital, Inc. (“DPCM”) is provided in a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM to vote on the transaction. D-Wave Quantum Inc. and DPCM urge investors, stockholders, and other interested persons to read the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Stockholders also may obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada; or via email at shareholdercomm@dwavesys.com; and DPCM, 382 NE 191 Street, #24148, Miami, Florida 33179; or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, also can be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks, and we cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks, and uncertainties and factors set forth in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction and other filings by D-Wave Quantum Inc. and DPCM with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM, or D-Wave; nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.